12013269

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 21323 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESCO DISTRIBUTORS INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 GREENWAY PLAZA , SUITE 100
(No. and Street)

HOUSTON (City) TEXAS (State) 77046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANNETTE LEGE 404-439-3462
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

55 IVAN ALLEN JUNIOR BLVD. (Address) ATLANTA (City) GEORGIA (State) 30308 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
04 REGISTRATIONS BRANCH

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ANNETTE LEGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESCO DISTRIBUTORS INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

Lynda K. Young
Notary Public, Cobb County, Georgia
Commission Expires April 29, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

Invesco Distributors, Inc.
As of December 31, 2011
With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under Securities Exchange Act of 1934 as a Public Document.

Ernst & Young LLP

ERNST & YOUNG

Invesco Distributors, Inc.

Statement of Financial Condition

As of December 31, 2011

## Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308
Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors
Invesco Distributors, Inc.

We have audited the accompanying statement of financial condition of Invesco Distributors, Inc. (the Company), as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Invesco Distributors, Inc., at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2012

1202-1330876

Invesco Distributors, Inc.

Statement of Financial Condition

December 31, 2011

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 59,978,879 |
| Accounts receivable: | |
| Due from affiliated registered investment companies | 22,595,203 |
| Commissions receivable | 262,099 |
| Loan due from parent | 12,010,521 |
| | 34,867,823 |
| | |
| Deferred tax assets | 10,648,245 |
| Other assets | 887,756 |
| Total assets | $ 106,382,703 |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Due to affiliated companies | 4,673,355 |
| Due to dealers for distribution fees | 51,624,756 |
| State income taxes payable | 199,210 |
| Total liabilities | 56,497,321 |
| | |
| Stockholder's equity: | |
| Commons stock, $1 par value, 1,000 shares authorized, 10 shares issued and outstanding | 10 |
| Additional paid-in capital | 43,911,871 |
| Retained earnings | 5,973,501 |
| Total stockholder's equity | 49,885,382 |
| Total liabilities and stockholder's equity | $ 106,382,703 |

*See accompanying notes.*

Invesco Distributors, Inc.

Notes to Statement of Financial Condition

December 31, 2011

**1. Organization and Description of Business**

Invesco Distributors, Inc. (the Company) is a wholly owned subsidiary of Invesco Advisers, Inc. (IAI). IAI is owned by Invesco North America Holdings (INAH), which is owned by Invesco Management Group, Inc. (Management), which is owned by IVZ UK Limited (Limited), which in turn is owned by Invesco Group Services (IGS), which is owned by IVZ, Inc. (IVZ), the ultimate U.S. parent of the Company. IVZ is ultimately owned by Invesco Ltd., a publicly traded holding company that, through its subsidiaries, is primarily engaged in investment management worldwide.

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company acts as the principal underwriter and distributor for certain affiliated registered investment companies (Invesco Funds and Invesco Van Kampen Funds) and for certain affiliated unregistered money market funds. The Company is also the distributor of creation units for each investment portfolio of the PowerShares Exchange – Traded Fund Trusts on an agency basis.

**2. Summary of Significant Accounting Policies**

**Basis of Presentation**

This statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles and in the opinion of management reflect all adjustments necessary for a fair statement of financial condition.

**Cash and Cash Equivalents**

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months of less. Cash and cash equivalents consist of cash and investments in affiliated money market funds.

**2. Summary of Significant Accounting Policies (continued)**

**Transactions with Affiliated Companies**

*Fund Distribution Costs*

The Company has entered into an agreement with Management, whereby Management provides funding to the Company for payment of Class B and Class C share commissions. Management obtains the rights to certain future income to be generated by the Class B and Class C shares under the respective funds' Rule 12b-1 plan provisions and contingent deferred sales charge provisions for a purchase price equal to a percentage of the price at which each Class B and Class C share is sold. Such transactions occur daily and have been accounted for as sale transactions in accordance with ASC Topic 946-605, *Financial Services Investment Companies – Revenue Recognition.*

*Due to affiliated companies*

Short-term borrowings from affiliates are unsecured and are payable on demand. The balance consists primarily of intercompany funding from IVZ, as well as other intercompany payables.

*Loan due from parent*

The Company entered into an intercompany loan agreement with IAI on September 29, 2011 for $12,000,000. Executed loans under this agreement are unsecured, bear interest at a rate of two percent per annum and are payable on demand. The expiration date of the current agreement is September 29, 2013.

**Income Taxes**

For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by IVZ. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IVZ. The amount of current and deferred taxes payable or refundable is recognized as of the date of the Statement of Financial Condition, utilizing currently enacted tax laws and rates.

**2. Summary of Significant Accounting Policies (continued)**

The Company records deferred tax assets relating to temporary differences in the recognition of compensation cost for book versus tax purposes. Pursuant to ASC Topic 718, *Compensation – Stock Compensation*, the Company records the realized benefits/(deficits) of tax return deductions in excess of compensation cost recognized as an increase/decrease to additional paid in capital and an offsetting reduction in income taxes payable.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any unrecognized tax benefits as of December 31, 2011.

**Use of Estimates**

The preparation of Statement of Financial Condition is in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

**Recent Pronouncements**

*Accounting Pronouncements Recently Adopted*

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements* (ASU 2010-06). ASU 2010-06 amends Topic 820 to require a number of additional disclosures regarding fair value measurements. Specifically, ASU 2010-06 requires entities to disclose: (1) the amount of significant transfers between level 1 and level 2 of the fair value hierarchy and the reasons for these transfers; (2) the reasons for any transfers in or out of level 3; and

**2. Summary of Significant Accounting Policies (continued)**

(3) information in the reconciliation of recurring level 3 measurements about purchases, sales, issuances and settlements on a gross basis. ASU 2010-06 also clarifies existing fair value disclosures about the appropriate level of disaggregation and about inputs and valuation techniques for both recurring and nonrecurring fair value measurements that fall in either level 2 or level 3. The new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The additional disclosure requirements with respect to rollforward activity did not have an impact on the Company's disclosures in Note 3, "Fair Value Measurement."

In May 2011, the FASB issued Accounting Standards Update 2011-04, *Fair Value Measurements: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements* (ASU 2011-04). ASU 2011-04 amends Topic 820 to clarify existing fair value measurement disclosures to (1) specifically provide quantitative information about the significant unobservable inputs used for all level 3 measurements and (2) disclose any transfers between levels 1 and 2 of the fair value hierarchy, not just significant transfers. ASU 2011-04 also requires a number of additional disclosures regarding fair value measurements. Specifically, ASU 2011-04 requires entities to disclose: (1) a qualitative discussion about the sensitivity of recurring level 3 measurements to changes in the unobservable inputs disclosed, including the interrelationship between inputs; (2) a description of the company's valuation processes surrounding level 3 measurements; (3) information about when the current use of a non-financial asset measured at fair value differs from its highest and best use; and (4) the hierarchy classification for items whose fair value is not recorded on the balance sheet but is disclosed in the notes. ASU 2011-04 amends Topic 820 to change the fair value measurement of financial instruments and the application of premiums and discounts in a fair value measurement. ASU 2011-04 also clarifies existing fair value measurement regarding the concepts of valuation premise, the application of the highest and best use, and the fair value measurement of an instrument classified in an entity's shareholders' equity. The amendments to Topic 820 made by ASU 2011-04 are effective for interim and annual periods beginning on or after December 15, 2011. The adoption of ASU 2011-04 is expected to have no effect on the Company's current fair value measurements or the Company's disclosures.

### 3. Fair Value Measurement

ASC Topic 820, *Fair Value Measurements and Disclosures*, establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable from the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASC Topic 820 allows three types of valuation approaches: a market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; an income approach, which uses valuation techniques to convert future amounts to a single, discounted present value amount; and a cost approach, which is based on the amount that currently would be required to replace the service capacity of an asset.

The only assets measured at fair value are cash equivalents invested in affiliated money market funds, which totaled $59,947,317 at December 31, 2011. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the underlying funds, and are classified within Level 1 of the valuation hierarchy. There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2011.

**4. Income taxes**

Federal deferred and current income taxes are provided at the statutory rate in effect during the year (35%) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was approximately 43% due primarily to the effect of non-deductible expenses and state income taxes.

The current deferred tax asset of $296,211 relates to the deductibility of bonus payments for federal tax purposes. The non-current deferred tax asset of $10,352,034 primarily relates to the deductibility of fixed assets and share-based compensation for federal tax purposes.

The Company is subject to income tax examinations by various taxing authorities. The Company is no longer subject to income tax examinations by the primary tax authorities for years prior to 2005.

**5. Net Capital Requirements**

In accordance with regulations of the Securities and Exchange Commission (the SEC), the Company must maintain minimum net capital, as defined. The Company utilizes the Alternative Standard method of Net Capital Computation pursuant to SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of $250,000. However, the Company intends to maintain regulatory net capital of at least $300,000 in order to be in compliance with the early warning rules. At December 31, 2011, the Company had net capital of $19,347,109, which exceeded required net capital of $250,000 by $19,097,109.

**6. Concentration of Credit Risk**

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

**7. Regulatory Inquiries and Actions**

The Auditor of the State of West Virginia, in his capacity as securities commissioner, has initiated administrative proceedings against many mutual fund companies, including the Company, seeking disgorgement and other monetary relief based on allegations similar to those

**7. Regulatory Inquiries and Actions (continued)**

underlying the market timing lawsuits. The action against the Company was initiated on August 30, 2005. The Company's time to respond to the Auditor's proceeding has not yet elapsed. Although there can be no assurances, based on information currently available, the Company does not believe it is probable that the ultimate outcome of any of these actions will have a material adverse effect on the Company's financial position or results of operations.

The investment management industry also is subject to extensive levels of ongoing regulatory oversight and examination. In the United States and other jurisdictions in which the Company operates, governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable laws and regulations. Additional lawsuits or regulatory enforcement actions arising out of these inquiries may in the future be filed against the Company and related entities and individuals in the U.S. and other jurisdictions in which the Company and its affiliates operate. Any material loss of investor and/or client confidence as a result of such inquiries and/or litigation could result in a significant decline in assets under management, which would have an adverse effect on the Company's future financial results and its ability to grow its business.

The Company is from time to time involved in litigation relating to other claims arising in the ordinary course of its business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business, financial position, results of operation or liquidity. In management's opinion, adequate accrual has been made as of December 31, 2011, to provide for any such losses that may arise from matters for which the Company could reasonably estimate an amount. Furthermore, in management's opinion, it is not possible to estimate a range of reasonably probable losses with respect to other litigation contingencies.

ERNST & YOUNG

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com



## Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Invesco Distributors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC)for the year ended December 31, 2011, which were agreed to by Invesco Distributors, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries. Agreed disbursement to general assessment payment form and disbursement bank account statement noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. We noted that there were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2012

1202-1330880

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory



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